IVPSA Corporation
                               2859 Aliso
                           Henderson, NV  89074



June 27, 2007

VIA EDGAR TRANSMISSION
----------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC 20549

Attention:  Mr. Alan Morris
            Mail Stop 6010

RE:  IVPSA Corporation
     Registration Statement on Form SB-2
     Request for Withdrawal of Registration Statement
     Filed on June 14, 2007
     Commission File No  333-143762

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), IVPSA Corporation, a Nevada corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, File No. 333-143762, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on June 14, 2007.

The registration statement has not been declared effective. No sales of the Company's common stock have been, or will be made pursuant to the registration statement. This request for withdrawal is being filed because the Company should have filed the Registration Statement as a resale Registration instead of a dividend Registration. A corrected SB-2 filing for the reselling shareholders will be resubmitted for IVPSA Corporation as soon as the Registration Statement is prepared.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any questions regarding this matter, please do not hesitate to contact Thomas C. Cook, Esq., legal counsel to the Registrant, at (702) 221-1925. Thank you for your attention to this matter.

Sincerely,

IVPSA Corporation

By:   /s/ T. J. Jesky
---------------------------------
          T. J. Jesky
          Chief Executive Officer